TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

RECEIVED
2004 JUN 18 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030813

File No. 82-5139
June 15, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 6th Ordinary General Shareholders Meeting and Annual Business Report; and

2. Press release dated June 9, 2004 entitled "Notice regarding Details of Granting of Stock Options (Stock Acquisition Rights)".

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Tomotsune & Kimura, Japanese counsel to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

Very truly yours,

Hironori Shibata

dw 6/18

Enclosure

Translation

RECEIVED
2004 JUN 18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

June 9, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding Details of Granting of Stock Options (Stock Acquisition Rights)

CYBIRD has determined the details of the stock options (subscription rights) that the board of directors decided in a meeting on May 25, 2004 to grant based on the Japanese Commercial Code Clause 20 and 21, Article 280, and on approval of a proposed resolution at the upcoming general shareholders meeting. In addition the exercise price for stock option is fixed. They are as follows.

1. Issue Date:	June 1, 2004
2. Issue Amount:	1,600 units
3. Issue Price:	Gratuitous
4. Type and number of shares represented:	1,600 common shares (one stock option represents a subscription right for one common share)
5. Amount to be paid upon the exercise of stock options:	Per stock option—¥550,723 (Per share—¥550,723) The exercise price was determined based on the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the month of May 2004, rounding up fractions less than one Japanese yen.
6. Aggregate amount of issue price of the shares to be issued upon the exercise of stock options:	¥881,156,800
7. Issue of stock option certificates	Stock option certificates will only be issued upon request by the stock option holder
8. Amount of the share issue price to be booked to paid-in capital upon issue of common stock based on exercise of stock option	¥275,362 per share
9. Number and position of people to whom stock options are to be granted:	Stock options are to be granted to a total of 12 people, 5 directors and 7 employees

Reference

(1) Date of the board of directors meeting to determine resolutions : May 30, 2003

(2) Date of the general shareholders meeting : June 27, 2003

(3) Exercise period for stock options : From September 1, 2005 to August 31, 2009

(end of document)

(Translation)

The following is an English translation of the "Notice of Convocation of the 6th General Shareholders Meeting" "Business Report" and their related documents. CYBIRD provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

RECEIVED
2004 JUN 18 A 9:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 14, 2004

To : Shareholders

Kazutomo Robert Hori
President and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi Minato-ku, Tokyo

Notice of Convocation of the 6th Ordinary General Shareholders Meeting

You are hereby notified that the 6th Ordinary General Shareholders Meeting will be held as stated below. Your attendance is respectfully requested.

If you are unable to attend the meeting, you can vote by mail or by Internet. Please review the attached reference materials, indicate your approval or disapproval of the proposals on the enclosed document for the exercise of voting rights, then sign and return it. Or you can access the site designated by the Company (http://www.evote.jp/) to exercise your voting rights.

1. Date and Time: 10:00 a.m. on Tuesday, June 29, 2004
2. Place: Toranomon Pastoral, Annex 1F 'Hohou Nishino-ma'
   4-1-1 Toranomon, Minato-ku, Tokyo
3. Purpose of the Meeting:

Matters to be reported: Report on the business report, balance sheet, and profit loss statement for the 6th Term ended March 31, 2004.

Matters to be resolved:

- First Item: Approval of Appropriation of Retained Earnings
- Second Item: Reduction in Additional Paid-In Capital
  (Details of the proposed amendments are given on pages 21 of the attached reference documents under Reference Information Regarding the Solicitation of Proxy Vote on Resolutions.)
- Third Item: Partial Amendments of the Articles of Incorporation
  (Details of the proposed amendments are given on pages from 21 to 22 of the attached reference documents under Reference Information Regarding the Solicitation of Proxy Vote on Resolutions.)
- Fourth Item: Election of 1 Director
- Fifth Item: Election of 1 Auditor
- Sixth Item: Granting Stock Options
  (Details of the proposed amendments are given on pages from 24 to 26 of the attached reference documents under Reference Information Regarding the Solicitation of Proxy Vote on Resolutions.)

*When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

*When exercise your voting rights by Internet, please refer to the attached "Procedure for Voting by Internet".

(Translation)

Annual Business Report

(from April 1, 2003 to March 31, 2004)

1. Outline of Business

(1) Business Progress and Results

The number of domestic mobile phones increased steadily to 81.51 million (as of March 31, 2004) from 75.65 million (as of March 31, 2003). In particular, the number of Internet-enabled mobile phones sold has increased to 69.73 million subscribers or 85.5% of total subscribers (as of March 31, 2004) from 62.46 million or 82.6% of total subscribers (as of March 31, 2003). Additionally, the number of 3G mobile phones rapidly increased to 16.69 million as of March 31, 2004. (Reference: the Telecommunications Carriers Association)

Under these business conditions, we worked toward further growth in our "Mobile Content" and "Marketing Solution" businesses. Business results for each operation are as follows.

＜Mobile Content Business＞

In the Mobile Content Business, we have focused on providing client oriented and satisfying contents. We domestically launched 15 new content services and consequently now we are running 96 content services as of March 31, 2004. Net sales during this fiscal year increased 7,179 million yen compared to sales of 7,074 million yen in the previous year.

＜Marketing Solution Business＞

The amount of business from developing IP content and running sites for customers as well as revenue sharing agreements increased. Moreover, commissioned business from media-related companies, particularly TV broadcasters, continues to expand favorably. The transaction volume of mobile phone-based e-commerce business also maintained its upward trend.

Net sales increased by 41.8% year-on-year to 2,266 million, accounting for 23.9% of net sales, a substantial increase from 18.3 % in the previous fiscal year.

＜Others＞

The Okinawa Mobile Operation Center, which has been undergoing preparations since the previous fiscal year, commenced full operations in June 2003. The center is expected to contribute to greater cost efficiency in content provision services and to reinforcing the company's customer support services and security system. Furthermore, the center began offering agency services for other companies' customer support services in February 2004.

In view of the heightened public concern with the protection of personal data, management has made it a top priority issue. Consequently, the company acquired Privacy Mark certification in March 2004. CYBIRD is first to be granted the Privacy Mark for all of its business divisions, among companies specializing in content services and corporate solutions for mobile phones

As a consequence of our business efforts, net sales during the fiscal year ended March 2004 were 9,491 million yen, an increase of 8.8% year-on-year. Because of up-front costs aimed at improving profitability and our market competitiveness, such as the start-up of Media Strategic Business, newly hired employees, and office and data center relocation, ordinary profit was 449 million yen, a decrease of 64.3% year-on-year. After taking account of extraordinary profit (the sale of K Laboratory shares) and extraordinary loss (office relocation cost, appraisal loss of investment securities accompanied with dissolution and liquidation of Cybird Korea Co., Ltd., a company accounted for by the equity method, allowance for doubtful debt and etc.), income before income taxes and minority interest amounted to 125 million yen, a decrease of 89.7% year-on-year. After accounting income, inhabitant, and enterprise taxes

and other adjustments, net income amounted to 71 million yen, a decrease of 93.0% year-on-year.

Regarding profit distribution, we will pay an ordinary cash dividend of 500 yen per share as declared in March 2004. Since its establishment, CYBIRD has regularly decided not to pay annual dividends based on the overall evaluation of business performance, financial position and the necessity of retained earnings for future growth.

During this period, we have targeted strengthening of our profit base by actively entering new business fields and improving our finance condition to enable further growth. Consequently, our financial base has stabilized, reaching an adequate level to support our medium-and-long term growth strategies. We would like to take this opportunity to thank our shareholders and other stakeholders for their support during this process.

Based on the overall assessment, we have decided to return profits to shareholders in consideration of their support over the years, and have placed a profit distribution proposal on the agenda of the general shareholders' meeting for the fiscal year ended March 2004.

CYBIRD's management continues to regard returning profits to shareholders as a top priority and intends to follow a policy of paying out an appropriate level of dividend based on an overall consideration of performance and financial condition, with the goal of maintaining stable dividend.

(2) Net Sales by Items

	Fiscal year ended March 31, 2004 (The 6th term)		Fiscal year ended March 31, 2003 (The 5th term)		Change	
	Million yen	%	Million yen	%	Million yen	%
Mobile Content Business	7,179	75.6	7,074	81.1	105	1.5
Marketing Solution Business	2,266	23.9	1,598	18.3	668	41.8
International Business	45	0.5	48	0.6	(3)	(6.2)
Total	9,491	100.0	8,721	100.0	770	8.8

(3) Major Issues

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

① Implementing measures and strategies to achieve sustainable growth and establishing a profitable business base.

We continue to optimize our business portfolio through our strategy of being focused and selective in business investment and development. In the Mobile Content Business, investment of business resources in promising content with earning power has resulted in rising market shares and profitability.

In the Marketing Solution Business, we are targeting greater profitability through the start-up of business alliances with media-related companies, particularly TV broadcasters, and improved competitiveness in existing businesses.

In our International Business we are working for the early establishment of a business base.

② Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies to maximize group synergies and performance, and strengthening risk control and compliance.

(4) Financing

We raised 1,036 million yen (offering price per share ¥288,037) from a capital increase on allocation of new shares to third parties as of December 18, 2003 and 105 million yen (offering price per share ¥166,667 and ¥224,958) from the exercise of stock option based on the article 280.19.1 of the former Commercial Code.

(5) Capital Investment

For the fiscal year ended March 31, 2004, we invested total 215 million yen in capital investment of tangible fixed assets such as renovating our new office, buying office equipment, and server purchases to reinforce the Okinawa Mobile Operation Center.

Other than the above, we invested total 383 million yen in software development for content distribution. Capital investment made in the fiscal year was funded with internal reserves.

(6) Transition of Operating Result and State of Property

(Thousand yen)

	Fiscal year ended March 31, 2001 (The 3rd term)	Fiscal year ended March 31, 2002 (The 4th term)	Fiscal year ended March 31, 2003 (The 5th term)	Fiscal year ended March 31, 2004 (The 6th term)
Net Sales	2,876,222	6,720,080	8,721,314	9,491,957
Ordinary Income (Loss)	(1,282,592)	636,153	1,259,589	449,044
Net Income (Loss)	(1,291,543)	577,113	1,029,303	71,723
Earnings (Loss) per Share(yen)	(92,484)	18,810	16,336	1,107
Total Assets	4,120,509	5,078,227	7,061,989	7,923,954
Net Assets	3,411,007	3,997,764	5,377,258	6,590,998

Note: 1. Commencing with this fiscal year, accounting statements and other documentation are being prepared in accordance with the enforcement regulations made after the revision of the commercial code.

2. Earnings per share is calculated on the basis of the number of average outstanding shares issued in the said fiscal year. The computation of earnings per common share is based on the assumption that each stock split carried out on June 20, 2000, August 24, 2001, and November 15, 2002 was implemented at the beginning of each fiscal year.

3. Beginning with the fiscal year ended March 2003, "Accounting Standards for Earnings per Share" (Business Accounting Standards, No. 2) and "Practical Guidance for Application of Business Accounting Standards for Net Income per Share" (Practical Guidance for Application of Business Accounting Standards, No. 4) are being applied. In the 4th term, if the above accounting standards had been applied to the two-for-one stock split implemented on November 15, 2002 as if it had been carried out at the beginning of that fiscal year, earnings per share would have been 9,405 yen.

4. Net sales in the 3rd term were 2,876 million yen (year-on-year increase of 2,501 million yen), but ordinary loss was 1,282 million yen (year-on-year increase of 1,147 million yen) due to research and development of new content services, advance investment in international business and stock issuance expenses.

5. In the 4th term, increasing in content sales and controlling of fixed cost resulted in increasing in revenue and profit.

6. In the 5th term, increasing in sales and advanced cost efficiency resulted in increasing in revenue and profit as well as eliminating its accumulated deficit.

7. Business results in the 6th term were given in "(1) Business Progress and Result".

(Translation)

2. Company Outline (As of March 31, 2004)

(1) Major Business

1. Mobile Content Business

We develop and provide paid contents for Internet-enabled mobile phones via major Japanese wireless network operators.

2. Marketing Solution Business

We provide Mobile Business Consulting, planning, development, operation and customer support of mobile IP sites, and marketing solution to our clients to support their success in the Mobile Internet business. In compensation for these services, we receive fees and/or share of revenue. Moreover, mobile phone based e-commerce services are being provided toward various companies.

(2) Head Office

6-10-1 Roppongi, Minato-ku, Tokyo

(3) Shares and shareholders

1. Total number of shares authorized to be issued by company: 254,076 shares
2. Total number of shares issued : 67,692 shares

Note: Shares increased in the Fiscal Year ended March 31, 2004 as follows;

1. 3,600 shares increased due to capital increase on allocation of new shares to third parties as of December 18, 2003.
2. 573 shares increased due to exercising of stock options based on the article 280.19.1 of the former Commercial Code

3. Number of Shareholders : 3,697
4. Principal Shareholders

Name	Number of shares held		Investment by CYBIRD in principal shareholder	
	shares	%	shares	%
Kazutomo Robert Hori	8,198	12.11	—	—
Yosuke Iwai	3,643	5.38	—	—
Omron Corporation	3,600	5.31	—	—
Omron Finance Co., Ltd.	3,560	5.25	—	—
Nippon Television Network Corporation	2,500	3.69	—	—
Raumuzu Co., Ltd.	2,480	3.66	—	—
IMAGICA Corp.	2,350	3.47	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	2,007	2.96	—	—
Morgan Stanley & Co. Inc.	1,779	2.62	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	1,523	2.24	—	—

Note: 1. Percentages are truncated at the third decimal place.

2. Ratio of ownership has been determined based on the number of voting rights as of March 31, 2004.

(Translation)

(4) Stock Options

① Outstanding stock options

The date of resolution on issuance	June 27, 2002
The number of stock options	760
Stock type	Ordinary stock
The number of shares	760
Offering price	No charge

Note: Refer to the notes of the balance sheet below regarding stock options issued according to the article 280.19.1 of the former Commercial Code.

② Stock options issued with favorable condition toward those other than shareholders

Stock option issued

The date of resolution on issuance	June 27, 2002
The number of stock options	800
Stock type	Ordinary stock
The number of shares	800
Offering price	No charge
Exercise conditions	Partial exercise impossible
Retirement condition	No charge
Favorable condition	No charge

List of those given stock options other than employees

Title	Name	The number of stock options given
Director	Kazutomo Robert Hori	80
Director	Tetsuya Sanada	80
Director	Yosuke Iwai	80
Director	Kenichiro Nakajima	80
Director	Shinichiro Yamashita	80
Director	Tomosada Yoshikawa	80
Director	Mikio Inari	80

List of employees given stock options

Title	Name	The number of stock options given
Employee	Takuro Tanimoto	20
Employee	Takashi Akamatsu	20
Employee	Hisashi Tojo	20
Employee	Nobuyuki Ochiai	20
Employee	Junichi Ishikawa	20
Employee	Yoshiki Kitazono	20
Employee	Yoshinori Okada	20
Employee	Tomohiko Furuya	20
Employee	Akihiko Nishio	20
Employee	Toshihiro Yoshida	20

(Translation)

Stock options given to employees

The number of stock options	240
Stock type	Ordinary stock
The number of shares	240
The number of employees given	12

(5) Employees

Number of employees (persons)	Increase from previous Fiscal year (persons)	Average Age (years old)	Average Length of Service (years)
215	41	31.73	1.99

Note: This number excludes 1 CYBIRD staff seconded to a subsidiary.

(6) Principal Subsidiaries

1. Principal Consolidated Subsidiaries

Company	Paid-in Capital (thousand yen)	Percentage owned by company (%)	Main Business
K Laboratory Co., Ltd.	331,750	59.2	Development / licensing of Java™ applications and software platforms for mobile phones
DMOVE Co. Ltd.	50,000	52.5	Development of digital contents (text, images, audio, etc.)
GiGAFLOPS Japan Inc.	70,200	100.0	Services for operators of content sites aimed at Internet-enabled mobile phones, such as content creation and consulting

2. Outline of Business Consolidation

As of April 4, 2003, GiGAFLOPS Japan Inc. (Information processing service, net assets of ¥46 million and sales of ¥126 million as of July 31, 2002) became a wholly owned subsidiary of CYBIRD based on a stock purchase of 1,030 shares. CYBIRD and GiGAFLOPS will both grow in strength and enhance corporate value in broader-based business field. To be more precise, we aim at increasing the number of subscribers by operating GiGAFLOPS, which has high visibility and a solid record in the "un-official site" area, as a wholly-owned subsidiary.

Effective March 29, 2004, in consideration of the expansion of the future potential of K Laboratory, we sold shares in subsidiary K Laboratory Co., Ltd. to DoCoMo.com, Inc. and Dentsu.com, aiming to promote further growth and development while maintaining its management autonomy. As a result, the portion of voting right decreased from 74.0% in previous year to 59.2%.

3. Consolidated Business Results

(Thousand yen)

	Fiscal year ended March 31, 2001 (The 3rd term)	Fiscal year ended March 31, 2002 (The 4th term)	Fiscal year ended March 31, 2003 (The 5th term)	Fiscal year ended March 31, 2004 (The 6th term)
Net Sales	2,900,114	6,944,433	9,271,276	10,713,971
Ordinary Income (Loss)	(1,379,985)	438,693	1,316,964	596,430
Net Income (Loss)	(1,379,786)	457,767	1,073,016	199,516
Earnings (Loss) per Share(yen)	(98,803)	14,920	17,030	3,080
Number of Consolidated Subsidiary	1	2	2	3
Number of Affiliate	—	1	1	1

(Translation)

Note: 1. Earnings per share is calculated on the basis of the number of average outstanding shares issued in the said fiscal year. The computation of earnings per common share is based on the assumption that each stock split carried out on June 20, 2000, August 24, 2001, and November 15, 2002 was implemented at the beginning of each fiscal year.

2. Beginning with the fiscal year ended March 2003, "Accounting Standards for Earnings per Share" (Business Accounting Standards, No. 2) and "Practical Guidance for Application of Business Accounting Standards for Net Income per Share" (Practical Guidance for Application of Business Accounting Standards, No. 4) are being applied. In the 4th term, if the above accounting standards had been applied to the two-for-one stock split implemented on November 15, 2002 as if it had been carried out at the beginning of that fiscal year, earnings per share would have been 7,460 yen.

3. K Laboratory has recorded increased sales and ordinary profit as well as eliminating its accumulated deficit during the fiscal year ended March 2004.

4. Effective March 30, 2004, Cybird Korea, Co., Ltd., a company accounted for by the equity method, decided to dissolve itself, and at April 30, 2004 was in the process of liquidation.

(7) Directors and Statutory Auditors

(as of March 31, 2004)

Title	Name	Responsibilities
President and CEO	Kazutomo Robert Hori	
Executive Vice President and CTO	Tetsuya Sanada	President & CEO of K Laboratory Co., Ltd.
Executive Vice President	Yosuke Iwai	Director of DMOVE Co., Ltd
Executive Vice President	Kenichiro Nakajima	Director of GiGAFLOPS Japan Inc.
Senior Vice President	Shinichiro Yamashita	General Manager of Mobile Contents Division, Legal & Corporate Affairs Dept., and Director of GiGAFLOPS Japan Inc.
Senior Vice President	Tomosada Yoshikawa	In charge of Disclosure
Senior Vice President	Mikio Inari	General Manager of Marketing Solution Division. In charge of Technology
Senior Vice President	Fumio Nagase	President and CEO of IMAGICA Corp.
Corporate Auditor (Full Time)	Jun Utsumi	Corporate Auditor (part time) of K Laboratory Co., Ltd. and GiGAFLOPS Japan Inc.
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Hiroshi Shimizu	Corporate auditor (full time) of K Laboratory Co., Ltd.

Note: 1.Director Fumio Nagase is an outside director who fulfills the qualification requirements as provided for in Article 188.2.7.2 of the Commercial Code of Japan.

2. Statutory Auditors Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

3. We changed the directors' responsibilities as follows. The changes became effective on April 1, 2004.

Name	New responsibility	Former responsibility
Tomosada Yoshikawa	Executive Vice President	Senior Vice President
Tetsuya Sanada	Senior Vice President	Executive Vice President

(8) Amounts paid to directors and auditors

	Directors		Auditors		Total	
	# of person	Amounts in thousand yen	# of person	Amounts in thousand yen	# of person	Amounts in thousand yen
Compensation	7	212,670	3	18,258	10	230,928
Profit distribution	—	—	—	—	—	—
Retirement bonus	—	—	—	—	—	—
Total		212,670		18,258		230,928

Note: 1. Compensation approved by shareholders meeting according to the article 269.1.1 of the Commercial Code (¥300 million for directors as of June 28, 2001)

2. Compensation approved by shareholders meeting according to the article 279.1 of the Commercial Code (¥20 million for auditors as of October 13, 1999)

3. There are 8 directors, one of whom receives no compensation, as of the end of March 2004.

(9) Significant Subsequent Events after Fiscal Year Close

No comment needed.

Note: 1. Figures in the Business Report have been rounded down to whole numbers.

2. Figures in financial results do not include any taxes, such as consumption tax.

Consolidated Balance Sheet

(March 31, 2004)

(Thousands of Yen)

Assets		Liabilities	
Current Assets	5,747,979	Current Liabilities	1,332,955
Cash and cash equivalents	2,984,344	Accounts payable	750,494
Notes receivable	11,098	Accrued amount payable	294,627
Accounts receivable	2,513,753	Accrued expenses	15,375
Merchandise	4,842	Accrued income taxes	79,981
Work in process	7,053	Accrued consumption taxes	21,954
Prepaid expenses	58,436	Bonus payment reserve	129,858
Advance payments	61,162	Other	40,665
Deferred tax assets	110,990		
Others	25,812		
Allowance for doubtful accounts	(29,513)		
		Total current liabilities	1,332,955
Property and equipment	2,175,975	**Shareholders' Equity**	
Tangible fixed assets	240,272		
Leasehold improvements	187,610	Common Stock	3,156,427
Office equipment	52,661	Legal reserve	3,213,123
		Additional paid-in capital	3,213,123
Intangible fixed assets	466,727	Retained earnings	221,447
Software	424,837	Unappropriated retained earnings	221,447
Software in progress	40,734		
Telephone subscription rights	1,156		
Investments and other assets	1,468,975		
Investment securities	323,333		
Investment in subsidiaries	316,635		
Long-term loan	53,250		
Claims in bankruptcy	72,131		
Long-term prepaid expenses	10,129		
Deferred tax assets	280,977		
Deposit with landlord	349,598		
Long-term accounts receivable	94,552		
Others	40,498		
Allowance for doubtful accounts	(72,131)		
		Total shareholders' equity	6,590,998
Total assets	7,923,954	Liability and shareholders' equity	7,923,954

Profit and Loss Statements

(from April 1, 2003 to March 31, 2004)

(Thousands of Yen)

	FY2003	
OPERATING INCOME(LOSS)		
Operating income		
Net sales		9,491,957
Operating expenses		
Cost of sales	5,303,842	
Selling, general and administrative expenses	3,758,389	9,062,231
Operating income		429,725
NON-OPERATING INCOME(LOSS)		
Non-operating revenues		
Interest income	1,852	
Dividend earned	4,200	
Grant money	17,000	
Other income	3,355	26,408
Non-operating expenses		
Interest expenses	188	
Share issue expense	5,592	
Foreign exchange loss	990	
Other expense	317	7,089
Ordinary profit		449,044
EXTRAORDINARY PROFIT(LOSS)		
Extraordinary Profit		
Profit on sale of investment securities	90,000	90,000
Extraordinary loss		
Appraisal loss on investment in subsidiaries	189,314	
Allowance for doubtful accounts	72,131	
Loss on office relocation	102,569	
Other loss	50,001	414,017
Income before income taxes and minority interests		125,026
Income tax		
Current	82,420	
Income Taxes in prior years	27,703	
Deferred	(56,820)	53,303
Net income		71,723
Balance brought forward		149,724
Unapproval retained earnings at end of year		221,447

Significant Accounting Policies

1. Basis and method of evaluating securities	
(1) Shares in subsidiaries and affiliates:	Valuation at cost by the moving-average method
(2) Other Securities	
a. Securities without market quotations	Stated at cost, cost being determined by the moving average
2. Basis and method of evaluation inventories	
(1) Merchandise	Valuation at cost by moving-average cost method
(2) Work in process	Valuation at cost by identified cost method
3. Method of accounting for depreciation and amortization of fixed assets	
(1) Tangible fixed assets	Computed by the declining-balance method As for Leasehold improvements (excluding annexed facilities), computed by the straight-line method Useful Lives : Leasehold improvements 8 to 50 years Office Equipment: 5 to 6 years
(2) Intangible fixed assets	
Software (used internally in CYBIRD)	Calculated by the straight-line method with a limited usage period of three years
4. Accounting Methods for Deferred Assets	
New share issuing expense	All new share issuing expense are expensed at the time of disbursement.
5. Accounting for allowance	
(1) Allowance for doubtful accounts	An allowance for doubtful account is provided for based on the estimated value of irrecoverable debts. For general receivables, the amount provided for is calculated based on historical bad debt ratios such as actual write-off rates. In addition, allowance is provided against specific receivables based on a evaluation of the collectability.
(2) Bonus payment reserve	Bonus payment reserve is stated based on the projected values considered to be appropriate based on the expected amount of bonus for the following fiscal year.
6. Accounting for Lease	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
7. Accounting for consumption tax	Consumption tax is eliminated from the amount of recorded transaction.
8. Application of the Revised Commercial Code	Commencing with this fiscal year, accounting statements and other documentation are being prepared in accordance with the enforcement regulations made after the revision of the commercial code.

Notes to the Balance Sheet

1. Monetary receivables from and payable to the Company's subsidiaries are as follows:

(1) Short-term monetary receivables:	5,577	thousand yen
(2) Short-term monetary payables:	78,449	thousand yen

2. Accumulated depreciation of tangible fixed assets: 123,342 thousand yen

3. Major Lease Assets — Other than the fixed assets which appear on the balance sheets, office equipment, other appliances and software are leased assets.

4. Subscription rights granted according to Article 280, Clause 19, Item 1 of the old Commercial Code

Resolution date	February 22, 2000
Shares to be issued	Common Stock
Latent shares	317 shares
Exercise price	166,667yen
Resolution date	May 31, 2000
Shares to be issued	Common Stock
Latent shares	76 shares
Exercise price	166,667yen
Resolution date	June 28, 2001
Shares to be issued	Common Stock
Latent shares	556 shares
Exercise price	224,958yen

5. Long-term accounts receivable

Long-term accounts receivable comprises the unreturned deposits, etc. from CYBIRD's former head office building. Legal proceedings against the building's owner are brought to recover those deposits, and collection is not considered to be a problem.

Notes to the Profit and Loss Statements

	(thousand yen)
1. Transactions with subsidiaries	
(1) Operational transactions	
Sales	9,728
Information fee	197,869
Other cost of goods	69,247
SG&A	1,342
(2) Non-operational transactions	
Miscellaneous income	1,329
Outsourcing of software development	30,566
2. Net earnings per shares	1,107 yen

Tax Effect Accounting

1. Significant components of deferred tax assets

	(thousand yen)
Deferred tax assets (current)	
Unrecognized losses on doubtful accounts	38,568
Amounts exceeding allowable provisions for allowance for bonus	53,241
Unrecognized amounts of enterprise tax payal	9,291
Others	9,888
Deferred tax assets (current)	110,990
Deferred tax assets (fixed)	
Amounts exceeding allowable losses on software	212,773
Amounts exceeding allowable provisions for doubtful accounts	14,583
Unrecognized appraisal amounts of investment securities	51,933
Others	1,687
Deferred tax assets (fixed)	280,977
Total	391,967

2. Significant components of adjustments to the tax rate

Statutory tax rate	42.0 %
(Adjusted)	
Non-deductible expenses	17.0
Local tax on per capita basis	6.1
Corporate tax reduction	(21.9)
Prior year adjustment of income tax	2.1
Others	(2.1) %
Effective tax rate after tax effect accounting adjustments	43.2

Figures and percentages in the balance sheet, profit and loss statements, and notes to the statements have been rounded down to whole numbers.

Proposal for Appropriation of Retained Earnings

(yen)

Item	Amount
Unappropriated retained earnings for the year	**221,447,697**
Earnings appropriated as dividends (500 yen per share)	33,846,000
Profits brought forward	**221,447,697**

(Translation)

Independent Auditors' Report

May 14, 2004

Board of Directors
CYBIRD Co., Ltd.

Tohmatsu & Co.
Yoshifumi Tsutsumi, Certified Public Accountant,
Representative and Engagement Partner
Kozo Nakagawa, Certified Public Accountant,
Representative and Engagement Partner

Pursuant to Article 2, Paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules (with respect to accounting matters only) of CYBIRD Co., Ltd., for the 6th Term from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's and its subsidiary's account books. The preparation of these statements and supplementary schedules are the responsibilities of the Company's management: our responsibility lies in expressing an independent opinion as to the fairness of the presentation of the statements based on our audit.

We conducted our examination of the statements in accordance with auditing standards generally accepted in Japan, which required that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The audit included auditing procedures applied to the subsidiary as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

(end of document)

(Translation)

Report of the Board of Corporate Auditors

We, the Board of Corporate Auditors, have received reports from each corporate auditor on the method and results of audit concerning the performance by the directors of their duties during the 6th Term from April 1, 2003 to March 31, 2004, and upon deliberation produced this report. We hereby report as follows:

1. Outline of Audit Method by Corporate Auditors

   In accordance with auditing principles and areas of responsibility determined by the Board of Corporate Auditors, corporate auditors attended meetings of the Board of Directors and other meetings of importance, received the business report from directors, examined important documents, and conducted audits of the operations and financial position of head office and principal facilities. With respect to the Company's subsidiary, corporate auditors received reports on operations from directors and employees of the subsidiary and, when necessary, visited the subsidiary to receive reports on their operations, and inspected their operations and financial position. Furthermore, corporate auditors received a report from the independent auditors on their audit and examined the statements and supplementary schedules thereof.

   In addition to the auditing procedures mentioned above, corporate auditors, if necessary, received from directors and employees reports on and examined related documentation in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

2. Results of Audit

   (1) The procedures and results of the audit conducted by the independent auditors Tohmatsu & Co. are fair and appropriate.

   (2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

   (3) Taking into consideration the Company's financial position and other circumstances, we have found no matters that must be reported concerning the Proposal for Appropriation of Retained Earnings.

   (4) The supplementary schedules present fairly the information for which disclosure is required and we have found no matters that must be reported in respect thereof.

   (5) We have found no improper acts by directors in the performance of their duties or any material facts, including those related to the Company's subsidiary, in connection with the performance of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

   We have also found no breach of duty among directors regarding (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

May 19, 2004

Board of Corporate Auditors
CYBIRD Co., Ltd.
Jun Utsumi, Full-time Corporate Auditor
Masahisa Takeyama, Corporate Auditor
Hiroshi Shimizu, Corporate Auditor

Note: Corporate auditors, Jun Utsumi, Masahisa Takeyama and Hiroshi Shimizu, are outside corporate auditors as stipulated in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

(end of document)

Reference Information Regarding the Solicitation of Proxy Vote on Resolutions

1. Number of voting rights owned by all shareholders: 67,668 voting rights
2. Matters to be resolved and other reference

First Item: Approval of Appropriation of Retained Earnings

For the fiscal year ended March 31, 2004, favorable business expansion resulted in net sales of ¥ 9,491 million, up by 8.8% from the previous fiscal year. Because of extraordinary losses such as up-front costs and office relocation, a net income amounted to ¥71 million, down by 93.0% and unappropriated retained earnings to ¥221 million, up by 47.9%. After eliminating cumulative losses, our financial base has stabilized. We have decided to issue the first dividends of ¥500 per share since establishment. CYBIRD's management continues to regard returning profits to shareholders as a top priority and make further efforts to continue stable dividend issuance. We will determine the appropriate amount of dividend based on our business performance and financial position.

Second Item: Reduction in Additional Paid-In Capital

For the purpose of ensuring flexibility in its capital strategies, the company would like to reduce its ¥3,213,123,322 in additional paid-in capital by ¥2,424,016,391, an amount exceeding one quarter of its total capital in accordance with Article 289, Paragraph 2 of the Commercial Code of Japan.

Third Item: Partial Amendments of the Articles of Incorporation

1. Reasons for Amendments
   (1) To enable new business development by amending Article 2 (Purpose) of the Articles of Incorporation to add to the Company's purposes.
   (2) To prepare for business expansion and new share issuance by amending Article 5, Clause 1 to increase the authorized number of shares.
   (3) To add a new Article 6 (Purchase of treasury stocks) based on the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan, enforced on September 25, 2003 aiming flexible capital policy. The law established new definitions for a board of directors to enable to acquire treasury stocks.
   (4) To amend the numbering of articles in accordance with the new amendments.

2. The proposed partial amendments of the Articles of Incorporation are as follows. This is a

summary of the revisions and the changed parts are unlined.

- Article 2 (Purpose)
  Clause 20 Type II (eliminated) telecommunications business according to the Telecommunications Business Law.
  Clause 21 Tele-marketing business
  Clause 22 Planning, development, sales and lease of software and hardware regarding tele-marketing
  Clause 23 Customer contact center operation
  Clause 24 Data center operation for customers' data
  Clause 25 Acquirement, control and licensing of intangible property such as copyright, related right, design right, trademark right, patent
  Clause 26 same as it is
- Article 5 (Authorized Number of Shares)
  The total number of shares authorized for issue shall be 270,000 shares.
- Article 6 (Purchase of treasury stock)
  The company is able to purchase treasury stocks based on the board of directors' decision in accordance with the Article 211-3, Clause 1, Item 2 of the Commercial Code of Japan.

Fourth Item: Election of 1 Director

Mr. Mikio Inari will terminate the position as director with the conclusion of the general shareholders' meeting. The company proposes one new outside director be elected. In addition the term of the new director, who is to be approved at the meeting, will end when the term of other directors does in accordance with Article 16 Clause 2 of the Article of Incorporation.

The following is the candidate for the position of director.

Name (Date of birth)	Career and Directorships in Other Companies	Shares
Takaya Kato (April 26, 1965)	Apr.1991— Joined Corporate Directions, Inc. Jan.1993— Joined Globis Co., Ltd., Jul.1997— Became COO Sep.1999— Became part-time director of WORKS APPLICATION CO., LTD. (current) Dec.1999— Became President of Globis Management Bank Oct.2000— Became part-time director of GONZO DIGIMATION HOLDING K.K. Jul.2002— Became Globis Group Managing Director (current) and Venture Partner of Globis Capital Partners Dec.2002— Became part-time director of OPTWARE Corporation (current) Apr.2004— Became Senior Advisor of Globis Management Bank (current) Apr.2004— Became Partner of Globis Capital Partners (current)	-

Notes:

1. The candidate has any notable special relationship with the company that could result in a conflict of interest.
2. The candidate meets the requirement of being an outside director as stipulated in Article 188, Clause 2, Item 7-2 of the Commercial Code.

Fifth Item: Election of 1 Auditor

The term of office of Mr. Hiroshi Shimizu will end with the conclusion of the general shareholders' meeting. The company proposes one new auditor be elected. In addition the term of the new auditor, who is to be approved at the meeting, will end when the term of other auditors does in accordance with Article 28 Clause 2 of the Article of Incorporation. The proposal was unanimously approved by all auditors

The following is the candidate for the position of auditor.

Name (Date of birth)	Career and Directorships in Other Companies	Shares
Tomomi Yatsu (May 30, 1960)	Apr.1983—Joined Tokyo Electron Co., Ltd. Oct.1986—Joined Tohmatsu & Co. (formerly Tohmatsu Aoki & Sanwa) Aug.1990—Registered as Certified Public Accountant Oct.2001—Registered as attorney at law Oct.2001—Joined New Tokyo International (current)	—

Notes:

1. None of the candidates for auditor have any notable special relationship with the Company that could result in a conflict of interest.
2. All the candidates for auditor qualify as outside auditors as stipulated by Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan.

Sixth Item: Granting Stock Options

The company proposed to grant stock options (subscription-rights) to the management, employees, and contributors of the company and associated companies based on the Japanese Commercial Code Clause 20 and 21, Article 280 in accordance with the following conditions.

1. Purpose of Granting Stock Options

We aim to boost the motivation and commitment of management, employees, and contributors of the Company and associated companies (hereinafter termed "Targeted Group") to achieve better consolidated performance by granting subscription rights for shares in accordance with 2. below.

2. Conditions for Granting Stock Options

(1) Type of shares for which stock options are granted

Not more than 1,600 common shares of CYBIRD Co., Ltd. in total.

(2) Total Number of Options to be Issued

Not more than 1,600 in total.

One option represents the subscription right for one share.

However, if CYBIRD conducts a stock-split or split-down after the options are issued, the number of shares to be issued per option will be adjusted in proportion to the split or split down. Fractions will be rounded down. If the number of shares to be issued per option falls to zero due to the adjustment, no adjustment will be made.

Furthermore, if capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the subscription right, the number of shares to be issued per option will be adjusted based on reasonable calculations in consideration of the conditions

set in the capital stock reductions, mergers or corporate spin offs.

(3) Issue Price of Stock Options

Gratuitous issuance

(4) Total Amount to Be Paid on Exercise of Options

The total amount is calculated by multiplying the Exercise Price by the number of shares to be issued on exercise of the options.

The Exercise Price of the subscription right granted by this stock option is the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by the Japan Securities Dealers Association during the previous month of the date the subscription rights are actually granted, rounding up fractions less than one Japanese yen. However, if the closing price on the day that the options are granted (or in the case of no trading on that day, the closing price on the most recent day on which trading did occur) is higher than the average closing price, then it shall be used as the average closing price.

In the case that the following events occur after the date that the options are granted, the Exercise Price will be adjusted accordingly.

(a) If CYBIRD issues new common stock at a price below market value (other than the execution of convertible bonds, or subscription-rights based on Article 280-19 of the Japanese Commercial Code before its revision on April 1, 2002) or if it redistributes shares held as treasury stock, the Exercise Price of the subscription right will be adjusted by the following formula, rounding up fractions less than one Japanese yen.

$$\text{Adjusted Exercise Price} = \text{Pre-Adjustment Exercise Price} \times \frac{\text{\# of Outstanding Shares} + \dfrac{\text{\# of New Shares Issued} \times \text{Subscription Price}}{\text{Market Value}}}{\text{\# of Outstanding Shares} + \text{\# of New Shares Issued}}$$

In the above calculation, the "# of Outstanding Shares" does not include treasury stock of CYBIRD. In the case of the redistribution of shares held as treasury stock, the "# of New Shares Issued" in this formula must be replaced with "# of Redistributed Treasury Shares."

(b) In the case of a stock split or split-down, the Exercise Price of the option is adjusted in proportion to the split or split-down, rounding up the fractions less than one Japanese yen.

(c) If capital stock reductions, mergers or corporate spin offs occur that for some unavoidable reason necessitate the adjustment of the Exercise Price, it will be adjusted based on reasonable calculations in consideration of the conditions set in the capital stock reductions, mergers or corporate spin offs.

(5) Exercise Period of Stock Options

From September 1, 2006 to August 31, 2010

(6) Other Terms and Conditions for Exercise of Stock Options

Stock option holders cannot partially exercise their options.

(7) Cancellation of Stock Options

CYBIRD can cancel unexercised options that it owns without payment at anytime.

(8) Transfer of Stock Options

Transfer of stock options requires the approval of CYBIRD's board of directors.

(Translation)

Procedure for Voting by Internet

If you are voting by Internet, please do so after taking note of the following items.

1. Voting by Internet may only be done by accessing the site specified by the Company (http://www.evote.jp/) using personal computers or NTT DoCoMo i-mode compatible mobile phones.

   Please be aware that you may not be able to access the site when connecting to the Internet from a company or institutional system that has a firewall restricting Internet access.

2. To vote by Internet you will need the exercise of voting rights code and the temporary password noted in the enclosed document for the exercise of voting rights. In addition, to prevent fraudulent access by people other than shareholders (pretenders) or the changing of voting results, shareholders will be required to register a password for the voting site and to receive an electronic verification statement (or mobile phone message). The registered password for the site will remain valid for future voting, so please be sure to keep it in a safe place.

3. You will be able to vote over the Internet up to 24:00 on Monday, June 28, 2004, the day immediately preceding the general shareholders meeting. However, we would appreciate you completing your voting as soon as possible.

4. If you are voting by Internet, you need not return any materials to CYBIRD by mail. If you vote by Internet and by mail, the Internet vote will be considered the valid version.

5. If you vote more than once by Internet, the final vote will be considered the valid version.

6. If you wish to receive an electronic version of the Notice of Shareholders Meeting starting with the next shareholders meeting, please make an application on the voting site by personal computer. Please note that applications cannot be made using mobile phones and a mobile phone address cannot be used for delivery.

7. The mobile site for voting is dedicated to the i-mode format operated by NTT DoCoMo. Please note that since the site is only compatible with handsets that have security encryption (SSL communications) and can send mobile phone identification information, some handset models (209 series, 210 series, 501 series, 502 series, Docchimo, and others) cannot be used.

For inquiries or information regarding the systems, please contact at:

UFJ trust bank Co., Ltd. Help desk information:

(1) Computer operation (tel) 0120-663-166 (time) 9:00-21:00, Free of charge

(2) Mobile Phone operation (tel) 0120-173-027 (time) 9:00-21:00, Free of charge

(Translation)

Invitation to Shareholders Conference

We will hold a Shareholders Conference after the 6th General Shareholders Meeting with the following agenda.

We will begin by explaining our present situation and future growth strategy. Following the presentation, we will be happy to receive questions. We would be most grateful to have your participation.

1.	Date	After the 6th General Shareholders Meeting Tuesday, June 29, 2004
2.	Venue	Toranomon Pastoral, Annex 1F "Hohou-no Nishinoma" 4-1-1 Toranomon, Minato-ku, Tokyo

Thank you.